

Mail Stop 3720

February 24, 2009

Mr. Philip J. Hawk
Chairman and Chief Executive Officer
Team, Inc.
200 Hermann Drive
Alvin, Texas 77511

      RE: Team, Inc.
              Form 10-K for the fiscal year ended May 31, 2008
              Filed July 30, 2008
              File No. 001-08604

Dear Mr. Hawk:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Larry Spirgel
              Assistant Director